BB 3/2



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10028092

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 35870 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1927 1st Avenue North, Suite 700**
(No. and Street)

| **Birmingham** | **AL** | **35203** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Scott Wilkins** **(205) 583-3238**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *of individual, state last, first, middle name*)

| **420 North 20th Street, Suite 2400** | **Birmingham** | **AL** | **35203** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



BB 3/8

# OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NBC Securities, Inc., as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

# NBC Securities, Inc.

(An Indirect Wholly Owned Subsidiary of RBC Bancorporation (USA))

Financial Statements as of and for the
Year Ended December 31, 2009,
Supplemental Schedules for the
Year Ended December 31, 2009, and
Independent Auditors' Report

## NBC SECURITIES, INC.

### TABLE OF CONTENTS



Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted, since NBC Securities, Inc. had no such liabilities during the period covered by this financial report.

Deloitte.

**Deloitte & Touche LLP**
Suite 1800
150 Fayetteville Street
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
NBC Securities, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of NBC Securities (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, and III listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

# NBC SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2009

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 5,151,603 |
| CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS | 119,726 |
| DEPOSITS WITH CLEARING ORGANIZATIONS | 432,585 |
| RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS | 873,950 |
| RECEIVABLES FROM CUSTOMERS | 8,918,021 |
| SECURITIES OWNED — At fair value | 2,003,861 |
| RECEIVABLE FROM AFFILIATE | 1,053,868 |
| PROPERTY, PLANT, EQUIPMENT | 90,256 |
| OTHER ASSETS | 3,664,022 |
| TOTAL | $22,307,892 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to broker-dealers and clearing organizations | $ 59,192 |
| Payables to customers | 5,775,108 |
| Accounts payable, accrued expenses, and other liabilities | 661,610 |
| Total liabilities | 6,495,910 |
| COMMITMENTS AND CONTINGENCIES (Note 15) | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1 par value — authorized, issued, and outstanding, 100 shares | 100 |
| Additional paid-in capital | 13,050,900 |
| Retained earnings | 2,760,982 |
| Total stockholder's equity | 15,811,982 |
| TOTAL | $22,307,892 |

See notes to financial statements.

## NBC SECURITIES, INC.

### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| REVENUES: | |
| Fee income | $ 7,248,683 |
| Commissions | 8,432,757 |
| Interest on margin loans | 375,393 |
| Loss on securities owned | (3,185,125) |
| Interest on securities | 327,399 |
| Total revenues | 13,199,107 |
| EXPENSES: | |
| Employee compensation and benefits | 12,162,099 |
| Advisory fee expense | 1,457,900 |
| Floor brokerage, exchange, and clearance fees | 332,223 |
| Communications and data processing | 1,458,714 |
| Interest | 160,640 |
| Occupancy and equipment | 698,917 |
| Other | 1,167,905 |
| Total expenses | 17,438,398 |
| LOSS BEFORE INCOME TAX BENEFIT | (4,239,291) |
| INCOME TAX BENEFIT | 1,662,862 |
| NET LOSS | $ (2,576,429) |

See notes to financial statements.

## NBC SECURITIES, INC.

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2009

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| BALANCE — January 1, 2009 | 100 | $ 100 | $ 13,050,900 | $ 5,337,411 | $ 18,388,411 |
| Net loss | | | | (2,576,429) | (2,576,429) |
| BALANCE — December 31, 2009 | 100 | $ 100 | $ 13,050,900 | $ 2,760,982 | $ 15,811,982 |

See notes to financial statements.

## NBC SECURITIES, INC.

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (2,576,429) |
| Adjustments to reconcile net loss to net cash provided by operating activities — changes in operating assets and liabilities: | |
| Cash and cash equivalents segregated under federal and other regulations | (958) |
| Deposits with clearing organizations | 3,404,645 |
| Receivables from broker-dealers and clearing organizations | 602,857 |
| Receivable from affiliate | (1,053,868) |
| Receivables from customers | 2,095,035 |
| Securities owned | 9,940,874 |
| Other assets | 1,448,637 |
| Payable to customers | 2,103,613 |
| Payable to broker-dealers and clearing organizations | (27,865) |
| Accounts payable, accrued expenses, and other liabilities | (1,834,507) |
| Net cash provided by operating activities | 14,102,034 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Book overdraft | (947,419) |
| Gross proceeds from short-term bank loan with Parent | (8,289,000) |
| Net cash used in financing activities | (9,236,419) |
| INCREASE IN CASH AND CASH EQUIVALENTS | 4,865,615 |
| CASH AND CASH EQUIVALENTS — Beginning of year | 285,988 |
| CASH AND CASH EQUIVALENTS — End of year | $ 5,151,603 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES — Cash paid (received) during the year for: | |
| Interest | $ 101,609 |
| Income taxes | $ - |

See notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA) and an indirect wholly owned subsidiary of RBC Bancorporation (USA).

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash Equivalents** — The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value.

**Fee Income** — Fee income consists of asset management and administration fees. Asset management and administration fees are recognized as revenue over the period that the related service is provided, based upon average customer net asset balances. Customer average net asset balances are based upon quoted market prices and other observable market data.

**Customer Securities Transactions** — Customer securities transactions are recorded on a settlement-date basis, and the related commission income and expenses are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, if any, are recorded net by customer as a receivable from customers or a payable to customers in the statement of financial condition.

Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain collateral when appropriate. Margin loan balances are included in receivables from customers in the accompanying statement of financial condition.

Commission income and expenses related to noncustomer securities transactions are recorded on a trade-date basis.

**Securities Borrowing Activities** — Securities borrowed are recorded at the amount of cash collateral advanced and are included within receivables from broker-dealers and clearing organizations. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded to ensure that such transactions are adequately collateralized.

**Income Taxes** — The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

The Company and its parent are included in the consolidated federal and state income tax returns filed by RBC Bancorporation (USA) Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from RBC Bank (USA).

**Securities Owned** — Securities owned primarily consist of a Federal Home Loan Mortgage Corp (FHLMC) bond. The Company considers its securities owned to be firm investments. Securities owned are reported at fair value based on quoted market prices and other observable market data, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent Events** – The Company has evaluated subsequent events through February 26, 2010, which is the date the financial statements were available to be issued.

**New Accounting Standards** — In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01, Topic 105 – *Generally Accepted Accounting Principles – FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. The Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The Company adopted this standard for the annual reporting period ending December 31, 2009. The adoption of this standard did not have a material impact on the financial statements.

In May 2009, the FASB issued an accounting standard related to subsequent events, which is effective for fiscal years ending after June 15, 2009. This standard sets forth the circumstances under which events or transactions occurring after the balance sheet date should be recognized and the disclosures that should be made about those events. This accounting standard was subsequently codified into ASC Topic 855, *Subsequent Events*. The adoption of this standard did not have a material impact on the financial statements.

## 3. RESERVE REQUIREMENTS

Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined by the Rule. At December 31, 2009, the Company had $119,726 of cash and cash equivalents segregated under the Rule.

## 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Deposits for securities borrowed | $ 114,800 | $ - |
| Securities failed-to-deliver/receive | 90,543 | 51,149 |
| Receivable from/payable to clearing broker/organizations | 668,607 | 8,043 |
| | $ 873,950 | $ 59,192 |

## 5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash, margin, and option transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Included in accounts receivable from customers is $ 1,168,537 from officers of the Company. Included in accounts payable to customers is $2,823 payable to officers of the Company.

## 6. SECURITIES OWNED AT FAIR VALUE

The Company owns marketable investment securities consisting of the following:

| | |
|---|---|
| Federal Home Loan Mortgage Corporation bond | $ 1,965,385 |
| Other | 38,476 |
| | $ 2,003,861 |

During 2009, the Company elected to purchase $3,500,000 of auction rate securities from customers. The Company marked the auction rate securities to market, realizing a loss of $3,185,000. The securities were subsequently sold to RBC Bank (USA) for $315,000, which represents market value at the date of sale.

## 7. LINES OF CREDIT

The Company maintains an unsecured line of credit with RBC Bank that will expire during November 2010. The line of credit allows for the Company to borrow a maximum of $25,000,000, of which $0 was outstanding at December 31, 2009. Interest is due monthly at the rate determined by RBC Bank based on the federal funds base rate plus 120 basis points. At December 31, 2009, the rate of interest was 1.3875%. Interest paid to RBC Bank during the year ended December 31, 2009, related to this line of credit was $101,609. The Company also maintains an unsecured line of credit with the Bank of New York, which allows for the Company to borrow a maximum of $10,000,000 and has no expiration date. The Company has never borrowed against this line of credit.

## 8. EMPLOYEE BENEFIT PLANS

The Company participates in a qualified defined contribution plan sponsored by RBC Bank under Section 401(k) of the Internal Revenue Code. Effective February 22, 2008, employee participants can contribute up to 50% of their base salary to the plan on a pretax basis, and the Company matches up to 100% of the first 6% of each participant's contribution. Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. The Company match begins the first day of the month after completion of one year and at least 1,000 hours of service.

Vesting in employee contributions and earnings on those contributions are 100% and are immediate. Vesting of Company matches increases 25% per year from 0% after one year of service to 100% after five years of service. As included in the caption "Employee compensation and benefits" in the statement of income, the Company's matching contribution charged to operations for the year ended December 31, 2009, was $273,150.

## 9. RELATED PARTIES

The Company maintains cash accounts with RBC Bank (USA) and its affiliates. At December 31, 2009, the Company had a net overdraft of $0 related to zero balance and operating accounts at RBC Bank (USA), cash segregated under Rule 15c3-3 of $119,726 at RBC Bank (USA), and $314,645 in accounts with other affiliates of the Company. Interest income of $958 was recognized on these amounts during 2009. During 2009, the Company reimbursed RBC Bank (USA) for certain costs incurred by RBC Bank (USA) on behalf of the Company totaling $9,674,648. Amounts reimbursed by the Company to RBC Bank (USA) principally relate to salaries, commissions, and benefits paid by RBC Bank (USA) on behalf of the Company. Receivables from RBC Bank (USA) were $1,053,868 at December 31, 2009 and are included in the caption "Receivable from Affiliate". Payables to RBC Bank (USA) were $49,424 at December 31, 2009, and are included in the caption "Accounts payable, accrued expenses, and other liabilities" in the statement of financial condition. Receivables from and payables to customers who are officers or directors of the Company, RBC Bank (USA), or RBC Bancorporation (USA), or are affiliated with such related parties are $1,168,537 and $2,823, respectively, at December 31, 2009.

The Company has outstanding loans to employees totaling $2,918,147 as of December 31, 2009. The loans will be forgiven on an annual basis over the lives of the loans dependent on the employees maintaining employment. During 2009, the Company recorded compensation expense totaling $822,228 related to the forgiveness of loans to employees.

During 2009, the Company sold auction rate securities with par value of $3,500,000 to RBC Bank (USA) for $315,000, which represents market value at the date of sale. See Note 6 for additional discussion.

See Note 7 for a discussion of the line of credit with RBC Bank (USA).

## 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's

obligations. As of December 31, 2009, margin loans totaled $8,774,768 and are included in the caption "Receivables from Customers" on the face of the Statement of Financial Condition. Such margin loans are properly collateralized in accordance with the Company's policy.

## 11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not believe it has any significant counterparty credit risk.

## 12. NET REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances. At December 31, 2009, the Company had regulatory net capital of $9,698,774, which was 104.80% of aggregate debit balances and $9,448,774 in excess of required net capital.

## 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determines fair value in accordance with ASC Topic 820. ASC Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. ASC 820 also establishes a three-level fair value hierarchy that describes the inputs that are used to measure assets and liabilities, as follows:

**Level 1** — Quoted prices in active markets for identical assets and liabilities.

**Level 2** — Directly or indirectly observable inputs, such as quoted market prices for similar assets or liabilities in active markets; quoted market prices that are not in an active market; or other inputs that are observable in the market, such as prepayment speeds, credit risks and default rates, or inputs that can be corroborated by observable market data by correlation or other means.

**Level 3** — Unobservable inputs that are supported by little or no market activity such as financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These unobservable inputs are determined to be significant to the fair value of the assets or liabilities.

The Company's summary of assets at fair value is measured on a recurring basis and is summarized below. The Company does not have any liabilities measured at fair value on a recurring basis.

| Fair Value at December 31, 2009 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Securities owned | $ 2,003,861 | $ - | $ 1,965,385 | $ 38,476 |

The valuation techniques used to measure the fair value of the Level 2 securities owned are typically determined using quoted market prices for similar securities. Level 3 securities are valued at par, which approximates fair value.

The table below is a reconciliation for the year ended December 31, 2009, for all Level 3 assets that are measured at fair value on a recurring basis:

| | |
|---|---|
| Securities owned — January 1, 2009 | $ 1,806,283 |
| Total gains or losses: | |
| Included in earnings | - |
| Included in other comprehensive income | - |
| Sales | (1,775,000) |
| Transfers in and out of Level 3 | 7,193 |
| Securities owned — December 31, 2009 | $ 38,476 |

## 14. INCOME TAXES

The income tax benefit included in the statement of operations for the year ended December 31, 2009, is as follows:

| | |
|---|---|
| Current: | |
| Federal | $ (1,387,308) |
| State | (275,554) |
| Total | $ (1,662,862) |

The difference between the income tax benefit computed at the statutory federal income tax rate and the Company's income tax benefit reflected in the statement of operations is primarily due to the effect of state income taxes, net of federal income tax effects.

As of December 31, 2009, the Company does not have any material deferred tax liabilities. The Company's only material deferred tax asset as of December 31, 2009 represents the current-year net operating loss carry-forward in the amount of $1,662,862. The Company estimates this amount to be fully recoverable. Such amount is included in the caption "Receivable from Affiliate" in the Statement of Financial Condition.

## 15. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

* * * * * *

# SUPPLEMENTAL INFORMATION

## NBC SECURITIES, INC. **SCHEDULE I**

**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| COMPUTATION OF NET CAPITAL | |
| TOTAL STOCKHOLDER'S EQUITY | $ 15,811,982 |
| DEDUCTIONS AND/OR CHARGES: | |
| Nonallowable assets — receivables | (5,527,503) |
| Other deductions or charges | (288,877) |
| Net capital before haircut on securities positions (tentative net capital) | 9,995,602 |
| HAIRCUTS ON SECURITIES: | |
| Nonconvertible debt | (294,527) |
| Stocks and warrants | (2,301) |
| NET CAPITAL | $ 9,698,774 |
| 2% OF COMBINED AGGREGATE DEBIT ITEMS AS SHOWN IN FORMULA FOR RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 PREPARED AS OF DATE OF NET CAPITAL COMPUTATION | $ 185,087 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER AND MINIMUM NET CAPITAL REQUIREMENT OF SUBSIDIARIES COMPUTED IN ACCORDANCE WITH FOCUS NOTE (A) | $ 250,000 |
| NET CAPITAL REQUIREMENT | $ 250,000 |
| EXCESS NET CAPITAL | $ 9,448,774 |
| PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS | 104.80% |

There are no differences between the computation of net capital under Rule 15-3-1 included in these financial statements and the computation included in the Company's December 31, 2009, unaudited FOCUS Report filing dated January 25, 2010.

## NBC SECURITIES, INC.

**SCHEDULE II**

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| CREDIT BALANCES: | |
| Free credit balances and other credit balances in customers' securities accounts | $ 5,772,285 |
| Monies borrowed collateralized by securities carried for the accounts of customers | 1,764,610 |
| Customers' securities failed to receive (including credit balances in continuous net settlement accounts) | 51,149 |
| Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days | - |
| Credit balances in firm accounts | 6,084 |
| Market value of securities in transfer and unconfirmed greater than 40 days | - |
| Total credit items | 7,594,128 |
| DEBIT BALANCES: | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts doubtful of collection | 7,376,535 |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | 114,800 |
| Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts) | 1 |
| Margin required and on deposit with Options Clearing Corporation (OCC) for all option contracts written or purchased in customer accounts | 1,763,017 |
| Aggregate debit items | 9,254,353 |
| Less 3% of aggregate debit items | (277,631) |
| Total debit items | 8,976,722 |
| RESERVE COMPUTATION: | |
| Excess of total debits over total credits | $ 1,382,594 |
| Required deposit | $ - |
| Amount of deposit | $ 119,726 |

There are no differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2009, unaudited FOCUS Report filing dated January 25, 2010.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2009**

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

| | |
|---|---|
| A. Market value | None |
| B. Number of items | None |

Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3.

| | |
|---|---|
| A. Market value | None |
| B. Number of items | None |

There are no differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2009, unaudited FOCUS Report filing dated January 25, 2010.

Deloitte.

**Deloitte & Touche LLP**
Suite 1800
150 Fayetteville Street
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

February 26, 2010

NBC Securities, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of NBC Securities, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB));

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP